Office of Technology

Division of Corporation Finance

US Securities and Exchange Commission

Washington, D.C. 20549

February 7, 2022

Re:	RoyaltyTraders LLC

Offering Statement on Form 1-A

File No. 024-11532

Ladies and Gentlemen:

On behalf of RoyaltyTraders LLC , I hereby request qualification of the above-referenced offering statement at 4:00pm, Eastern Time, on Wednesday, February 9, 2022, or as soon thereafter as is practicable.

Sincerely,

/s/ Sean Peace

Sean Peace

Manager

RoyaltyTraders LLC

Cc:  Andrew Stephenson, Esq.

CrowdCheck Law LLP